[redacted]

3/2 kw

SEC MAIL RECEIVED PROCESSING
FEB 25 2011
WASH. D.C. 211 SECTION

11016037

UNITEDSTATES
SECURITIESANDEXCHANGE C
Washington, D.C. 20:

B APPROVAL	
nber:	3235-0123
	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Intercarolina Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Avenue, Suite 400
(No. and Street)

Greensboro	NC	27410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph E. Navolanic **(336) 288-6890**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breslow Starling Frost Warner Boger Hiatt, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 10345	Greensboro	NC	27404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Joseph E. Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
ANNE HUNTER NELSON
GUILFORD COUNTY, NC
My Commission Expires July 25, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (n) Independent Auditor's report on applying agreed-upon procedures.

BRESLOW STARLING

Certified Public Accountants

Independent Auditors' Report

To Board of Directors and Stockholders
Intercarolina Financial Services, Inc.
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. ("the Company") as of December 31, 2010 and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercarolina Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breslow Starling Frost Warner Boger Hiatt, PLLC
Certified Public Accountants
February 15, 2011

Breslow Starling Frost Warner Boger Hiatt, PLLC
3825 West Market Street, Suite 200, Greensboro, NC 27407 ■ P.O. Box 10345, Greensboro, NC 27404
336-292-6872 ■ Fax: 336-292-6885 ■ www.breslowstarling.com

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2010

ASSETS

Cash	$	42,647
Deposit with Clearing Organizations		15,000
Accounts Receivable:		
Commissions - Clearing Broker		37,954
Commissions and Fees - Mutual Fund and Annuity Companies		155,380
Stockholders and Brokers		13,709
Securities Owned:		
Not Readily Marketable, at Estimated Fair Value		1,700
Prepaid Items		6,156
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $35,164		10,504
TOTAL ASSETS	**$**	**283,050**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	156,927
Accounts Payable, Accrued Expenses and Other Liabilities		17,971
TOTAL LIABILITIES		**174,898**
Stockholders' Equity		
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)		1,338
Additional Paid-in Capital		48,518
Retained Earnings		58,296
TOTAL STOCKHOLDERS' EQUITY		**108,152**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**283,050**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2010

Revenues	
Commissions and Fees	$ 2,170,755
Interest	409
TOTAL REVENUES	**2,171,164**
Expenses	
Commissions	1,774,783
Officers' Salaries	64,371
Employees' Compensation	114,076
Payroll Taxes and Fringe Benefits	15,771
Occupancy	40,370
Regulatory and Exchange Fees	16,763
Office	33,549
Legal and Accounting	17,890
Taxes and Licenses	5,104
Other	3,361
Less Amounts Allocated to Brokers	(88,436)
TOTAL EXPENSES	**1,997,602**
NET INCOME	**$ 173,562**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2010	$ 1,338	$ 48,518	$ 18,721	$ 68,577
Net Income	0	0	173,562	173,562
Dividends Paid	0	0	(133,987)	(133,987)
Stockholders' Equity December 31, 2010	$ 1,338	$ 48,518	$ 58,296	$ 108,152

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2010

Balance, January 1, 2010	$	-
Increases (Decreases), 2010		-
Balance, December 31, 2010	$	-

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flow from Operating Activities:	
Net Income	$ 173,562
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	1,203
Increase (Decrease) in Operating Assets:	
Receivables from Clearing Broker and Mutual Fund and Annuity Companies	(51,859)
Other Receivables	(94)
Prepaid Items	749
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	28,133
Net Cash Provided by Operating Activities	**151,694**
Cash Flows from Investing Activities	
Stockholder Loans - Net	1,732
Purchases of Property and Equipment	(3,700)
Net Cash Used by Investing Activities	**(1,968)**
Cash Flows from Financing Activities:	
Dividends Paid	(133,987)
Net Cash Used by Financing Activities	**(133,987)**
Net Increase in Cash	**15,739**
Cash at Beginning of Year	**26,908**
Cash at End of Year	**$ 42,647**
Supplemental Disclosure of Cash Flow Information:	
Cash paid for:	
Interest	$ 78

The accompanying Notes are an integral part of these Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization and Operations - Intercarolina Financial Services, Inc., "The Company" was incorporated on September 16, 1986 under the laws of North Carolina. The Company operates as a fully disclosed brokerage firm that clears stocks, options, and municipal security trades through a clearing broker. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's primary office is located in Greensboro, North Carolina. The Company also maintains branch offices in North and South Carolina.

Accounting Records - The Company maintains its records on the accrual basis of accounting.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - Management considers accounts receivable to be fully collectible therefore no allowance for doubtful accounts is required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $1,203 in 2010.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through February 15, 2011, which is the date the financial statements were available to be issued.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Compensated Absences - The amount associated with compensated absences has not been accrued because it cannot be reasonably estimated.

Deposits Held In Financial Institutions - The Company maintains its cash balances in two financial institutions located in Greensboro, North Carolina. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. From time to time, the Company's deposits may exceed these limits.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has an investment representing less than 1% of the issued common stock of an untraded company. This investment is valued at cost, which approximates management's estimate of fair value.

NOTE 3 - Commitmentts and Contingencies

The Company leases its Greensboro office and a copier under operating lease agreements. Rent expense for the year ended December 31, 2010 was $29,805. At December 2010, future minimum lease obligations are as follows:

2011	$ 25,528
2012	24,624
2013	18,738
Total future minimum lease payments	$ 68,890

NOTE 4 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $10,304 as of December 31, 2010.

NOTE 5 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2010.

NOTE 6 - Income Taxes

The Company has elected "S" Corporation status. Accordingly, all tax attributes are passed through to the stockholders for both federal and state income-tax purposes.

Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2010, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2007.

NOTE 7 - Fair Value Measurement

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash and short-term investments—The carrying amount approximates fair value because of the short maturity of those instruments.

Accounts receivable—The carrying value of accounts receivable approximates fair value due to their short-term nature and historical collectability.

Long-term investments—The fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided below.

Accounts payable—The carrying value of accounts payable approximates fair value due to the short-term nature of the obligations.

(Continued)

NOTE 7 - Fair Value Measurement (Continued)

The estimated fair values of the Company's financial instruments are as follows:

	Carrying Amount	*Fair Value*
Cash and short-term investments	$42,647	$42,647
Accounts receivable	208,761	208,761
Long-term investments for which it is:		
Practicable to estimate fair value	1,700	1,700
Accounts payable	(156,927)	(156,927)

The company determined the estimated fair value amounts by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

NOTE 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $75,192, which was $63,526 in excess of its required net capital of $11,666. The Company's ratio of aggregate indebtedness to net capital was 2.33 to 1 at December 31, 2010.

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital	
Total stockholders' equity qualified for Net Capital	$ 108,152
Subordinated Borrowings	0
Total capital and allowable subordinated liabilities	108,152
Deductions and/or Charges:	
Non-allowable assets:	
Net variable annuity commissions receivable over 30 days	890
Receivables from stockholders and brokers	13,709
Securities not readily marketable	1,700
Property and equipment, net	10,504
Prepaid Items	6,156
	32,959
Net Capital	$ 75,193
Aggregate Indebtedness	
Total aggregate indebtedness included in Statement of Financial Condition	$ 174,898
Ratio of aggregate indebtedness to net capital	2.33
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 11,666
Minimum dollar net capital requirement	$ 5,000

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2010

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(B). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Reconciliation of Computation of Net Capital Under Rule 15c3-1 with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as reported in Company's Part II FOCUS report: (unaudited)	$	72,542
Rent deposit not deducted in Company's initial calculation		(5,000)
Audit Adjustments:		
Commissions earned at December 31, 2010 but not received until January 2011 and other receivable and payable adjustments net of related commission payable		7,651
Net Capital, as reported on previous page	$	75,193

BRESLOW STARLING

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3

To the Stockholders
INTERCAROLINA FINANCIAL SERVICES, INC.
Greensboro, North Carolina

In planning and performing our audit of the financial statements of Intercarolina Financial Services, Inc. ("the Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Breslow Starling Frost Warner Boger Hiatt, PLLC

3825 West Market Street, Suite 200, Greensboro, NC 27407 ■ P.O. Box 10345, Greensboro, NC 27404
336-292-6872 ■ Fax: 336-292-6885 ■ www.breslowstarling.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Greensboro, North Carolina
February 15, 2011

Breslow Starling Frost Warner Boger Hiatt, PLLC

3825 West Market Street, Suite 200, Greensboro, NC 27407 ■ P.O. Box 10345, Greensboro, NC 27404
336-292-6872 ■ Fax: 336-292-6885 ■ www.breslowstarling.com

BRESLOW STARLING

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
INTERCAROLINA FINANCIAL SERVICES, INC.
Greensboro, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Intercarolina Financial Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the Company's general ledger and check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reports in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to the Company's general ledger and supporting underlying documentation noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers to the Company's general ledger and underlying documentation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

Breslow Starling Frost Warner Boger Hiatt, PLLC

3825 West Market Street, Suite 200, Greensboro, NC 27407 ■ P.O. Box 10345, Greensboro, NC 27404

336-292-6872 ■ Fax: 336-292-6885 ■ www.breslowstarling.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Greensboro, North Carolina
February 15, 2011

Breslow Starling Frost Warner Boger Hiatt, PLLC

3825 West Market Street, Suite 200, Greensboro, NC 27407 ■ P.O. Box 10345, Greensboro, NC 27404
336-292-6872 ■ Fax: 336-292-6885 ■ www.breslowstarling.com

Intercarolina Financial Services, Inc.

Financial Statements

December 31, 2010

BRESLOW STARLING

Certified Public Accountants

INTERCAROLINA FINANCIAL SERVICES, INC.

December 31, 2010

Table of Contents